

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

June 29, 2010

Via Facsimile and U.S. Mail

Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP
1640 School Street
Moraga, CA 94556

> **Re: Secured Income, LP**
> **Schedule TO-T by MacKenzie Patterson Fuller et al.**
> **Filed June 23, 2010**
> **File No. 005-54251**

Dear Mr. Patterson:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T

General

1. We note that according to the final amendment to your prior tender offer, you owned 157,242 units or approximately 16% on November 30, 2007. Currently, you state that you own 135,213 units or 13.74% of the outstanding units. Please note that amendments to the Schedule 13D must be filed <u>promptly</u> to disclose any material changes to the Schedule 13D, including a material change in the amount of beneficial ownership or any plan to acquire additional securities. Refer to Rule 13d-2(a). Please immediately file any required amendments. See Question 104.03 in the Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting section of the Division's Compliance and

Disclosure Interpretations, which notes that any steps taken by the security holder at this late date will not necessarily affect the determination of liability under the federal securities laws for the failure to promptly file a required amendment to a Schedule 13D.

2. We note that the bidders collectively own 13.74% of the total number of units outstanding and are seeking to purchase all of the units not currently owned by them. Notwithstanding your statement that the "Purchasers are not affiliated with the Partnership or its general partner," please advise us of the applicability of Rule 13e-3 to this tender offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

· the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions